UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.     )*

Digimarc Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25381B101

(CUSIP Number)

Malcolm P. Fairbairn

c/o Valley High Capital LLC

10 Orinda View Road

Orinda, CA 94563

(415) 217-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Malcolm P. Fairbairn

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 22,227

	6.	Shared Voting Power 587,807

	7.	Sole Dispositive Power 22,227

	8.	Shared Dispositive Power 587,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 610,034

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person IN, HC

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Emily Fairbairn

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,346

	6.	Shared Voting Power 587,807

	7.	Sole Dispositive Power 2,346

	8.	Shared Dispositive Power 587,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,153

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person IN, HC

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Valley High Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 583,207

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 583,207

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,207

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person PN

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Valley High Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 583,207

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 583,207

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 583,207

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person HC,OO

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Grant Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,100

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person OO

CUSIP No. 25381B101		13G

1.	Name of Reporting Persons Nina Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person OO

Item 1.
	(a)	Name of Issuer: Digimarc Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 9405 SW Gemini Drive, Beavertown, Oregon 97008

Item 2.
(a)

Names of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)      Malcolm P. Fairbairn;

ii)     Emily Fairbairn;

iii)    Valley High Limited Partnership (“VHLP”);

iv)   Valley High Capital LLC (“VHCLLC”);

v)    Grant Fairbairn Irrevocable Trust September 30, 2011 “(GF Trust”); and

vi)   Nina Fairbairn Irrevocable Trust September 30, 2011 (“NF Trust”).

	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 10 Orinda View Road, Orinda, CA 94563.
	(c)	Citizenship: See Cover Page, Item 4.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Shares”).
	(e)	CUSIP No.: 25381B101

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
This Item 3 is not applicable.

CUSIP No. 25381B101	13D

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned:

As of July 21, 2017: (i) Malcolm P. Fairbairn may have been deemed the beneficial owner of 610,034 Shares; (ii) Emily Fairbairn may have been deemed the beneficial owner of 590,153 Shares; (iii) VHLP and VHCLLC may each have been deemed the beneficial owner of 583,207 Shares; (iv) GF Trust may have been deemed the beneficial owner of 2,100 Shares; and (v) NF Trust may have been deemed the beneficial owner of 2,500 Shares.

Item 4(b)	Percent of Class:

There are approximately 11,197,735 Shares outstanding according to the Issuer’s 8-K filed June 26, 2017.  As of July 21, 2017: (i) Malcolm P. Fairbairn may have been deemed the beneficial owner of approximately 5.4% of Shares outstanding; (ii) Emily Fairbairn may have been deemed the beneficial owner of approximately 5.3% of Shares outstanding; (iii) VHLP and VHCLLC may each have been deemed the beneficial owner of approximately 5.2% of Shares outstanding; (iv) GF Trust may have been deemed the beneficial owner of approximately 0.02% of Shares outstanding; and (v) NF Trust may have been deemed the beneficial owner of approximately 0.02% of Shares outstanding.

Item 4(c)	Number of Shares of which such person has:

Malcolm P. Fairbairn:

(i)	Sole power to vote or direct the vote:	22,227
(ii)	Shared power to vote or direct the vote:	587,807
(iii)	Sole power to dispose or direct the disposition of:	22,227
(iv)	Shared power to dispose or direct the disposition of:	587,807

Emily Fairbairn:

(i)	Sole power to vote or direct the vote:	2,346
(ii)	Shared power to vote or direct the vote:	587,807
(iii)	Sole power to dispose or direct the disposition of:	2,346
(iv)	Shared power to dispose or direct the disposition of:	587,807

VHLP and VHCLLC:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	583,207
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	583,207

GF Trust:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,100
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,100

NF Trust:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	2,500
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	2,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

CUSIP No. 25381B101	13D

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017

MALCOLM P. FAIRBAIRN

/s/ Malcolm P. Fairbairn

EMILY FAIRBAIRN

/s/ Emily Fairbairn

VALLEY HIGH LIMITED PARTNERSHIP

By: Valley High Capital LLC

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member

VALLEY HIGH CAPITAL LLC

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member

GRANT FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Trustee

NINA FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Trustee

CUSIP No. 25381B101	13D

INDEX TO EXHIBITS

Exhibits.

Exhibit 99.1          Joint Filing Agreement by and between the Reporting Persons dated July 21,  2017